UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Whoseyourlandlord, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 7, 2015

Physical address of issuer
413 Halsey St., Ste 3, Brooklyn, NY 11233

Website of issuer
https://www.whoseyourlandlord.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Units of Preferred Stock

Target number of Securities to be offered
16,340

Price (or method for determining price)
$1.53

Target offering amount
$25,000.20

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$325,000

Deadline to reach the target offering amount
December 8, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$ 7,826	$ 16,989
Cash & Cash Equivalents	$ 7,426	$16,989
Accounts Receivable	$0	$0
Short-term Debt	$13,561	$9,252
Long-term Debt	$0	$0
Revenues/Sales	$10,397	$20,347
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(215,815)	$(31,815)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 3, 2017

Whoseyourlandlord, Inc.



Up to $325,000 of Units of Preferred Stock

Whoseyourlandlord, Inc. ("WYLandlord", the "Company," "we," "us", or "our"), is offering up to $325,000 worth of Units of Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 8, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $125.000 under the Combined Offerings (the "Closing Amount") by December 8, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $325,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 8, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.whoseyourlandlord.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/whoseyourlandlord

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's

management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Whoseyourlandlord, Inc. (the "Company") is a Delaware Corporation, formed on April 7, 2015. The Company was formerly known as Untapped, Inc. and as WhoseYourLandlord, LLC. The Company is currently also conducting business under the name of WYLandlord.

The Company is located at 413 Halsey St., Ste 3, Brooklyn, NY 11233.

The Company's website is https://www.whoseyourlandlord.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/whoseyourlandlord and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum number of Units of Preferred Stock being offered	16,340
Maximum number of Units of Preferred Stock	212,418
Purchase price per Security	$1.53
Minimum investment amount per investor	$500
Offering deadline	December 8, 2017
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, 18-19 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have access to superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize those services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Camellus Ofornedu Ezeugwu Jr., Nikita Korablin, and Felix Addison, who are WhoseYourLandlord, Inc.'s CEO/Co-Founder, CTO/Co-Founder, and COO/Co-Founder, respectively. The Company has or intends to enter into employment agreements with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Camellus Ofornedu Ezeugwu Jr., Nikita Korablin, and Felix Addison, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights, and it may be unable to protect its intellectual property rights adequately.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

The company currently has no patents on its product. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if

granted, may be held invalid or unenforceable if challenged. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Apartment listing products are commoditized and offer low differentiation to market players.
The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive listing space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, the Company may be forced to compete on a pricing basis, which could negatively affect its revenue.

Risks Related to the Securities

The Units of Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Preferred Stock. Because the Units of Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Preferred Stock may also adversely affect the price that you might be able to obtain for the Units of Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 67.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution.
Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Units of Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Units of Preferred Stock vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
WhoseYourLandlord brings quality to the rental experience by connecting good renters with good home providers through the use of landlord reviews, community insights, and real time available listings.

Business Plan
WhoseYourLandlord is a web platform connecting quality renters with quality home providers. Through up to date listings, home provider reviews, and verified renter information, WYL creates an environment based on accountability, transparency, and efficiency. From the homepage renters can search for available listings in their desired area, view listings results blended with the home provider's reviews, select which apartment(s) they're interested in, fill in their information and get it verified in real time, and submit their inquiry to the home provider. We hope to generate revenue via the following three avenues: Partnerships – We currently generate revenue through paid sponsorships with companies like Allstate, Roadway Moving, and Dominion Enterprises, and will continue to add partners looking to reach out to partners in the future. Credit Checks – Additionally, we are integrating a partnership with TransUnion which will charge renters a fee of $30 for their credit report, background check, and eviction history – we will split the revenue with TransUnion. It has been contracted & integrated now; will be launching this Fall as an ancillary service. Every booking using credit information will result in revenue share for both parties. Community Fee – WYL will charge a nominal community member fee to renters to have full access to all community insight and landlord reviews provided. The small fee of $10/month – will not be for searches which are free, but for more insights/legal questions on neighborhoods and to hear back from forum and/or actual residents. We will begin testing in Philadelphia and target a launch Q2 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
WYL Platform	WYL is a web platform that is mobilizing, connecting, and empowering renters in the housing process through landlord reviews, community insights, real-time available listings, and verified tenant information.	Renters, landlords, and management companies.

We have no new products in development.

We offer our content and services via our online website.

Competition
We operate in a competitive and rapidly changing marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; and availability of appropriate resources.

Customer Base

The Company's customers are primarily individual renters, landlords, and property management companies.

Intellectual Property
The Company is dependent on the following intellectual property: Not applicable.

Litigation
None

Other
The Company's principal address is 413 Halsey St., Ste 3, Brooklyn, NY 11233

The Company has the following additional addresses: 119 W 24th St., FL 4, NY, NY 10011

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	10.58%	$34,375
General Marketing	21%	$5,250	35.77%	$116,250
Product Development	21%	$5,250	35.77%	$116,250
Internal Operations	10.50%	$2,625	17.88%	$58,125
Total	**100%**	**$25,000**	**100%**	**$325,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Camellus Ofornedu Ezeugwu Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, Sept 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, Sept 2013-present
- Work closely with WYL team and board of advisors (Eric Shashoua, Lee Shlamowitz, and Nick Bayer) to ensure company growth
- Raise modest funding ($66,500) by way of bootstrapping, pitching in competitions, and pitching to angel investors
- Bootstrap $20,000 of my own money into growing the WYL user base to over 80k unique visitors by year 2
- Received coverage in over 35 news publications, including: TechCrunch, The Philadelphia Inquirer, The San Francisco Chronicle, BET, etc.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nikita Korablin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., CTO/Co-Founder, 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WhoseYourLandlord, Inc., CTO/Co-Founder, 2013-present
- Develop web application - Front and backend development - Led team of developers ranging from (senior level to junior level)

Name
Felix Addison

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., COO/Co-Founder, Sept 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Create strategic marketing campaigns to increase brand awareness amongst recent college grads and young professionals
- Prepare monthly goals, expectations, tasks, and deadlines for all team members - Oversee hiring and training of interns to properly execute company initiatives
- Conduct quarterly performance evaluations
- Meet with team weekly to review the progress of the site, content production team, and campus ambassadors
- Attend professional events with strategic aim to make necessary connections
- Successfully admitted into two competitive Startup Tech Accelerators: The Greenhouse Accelerator, and Dreamit Ventures backed by Comcast in Phl
- Successfully grown the website to 80,000 aggregate users

Name
Camellus Ofornedu Ezeugwu Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, Sept 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, Sept 2013-present
- Work closely with WYL team and board of advisors (Nick Bayer, Eric Shashoua, Lee Shlamowitz) to ensure company growth
- Raise modest funding ($66,500) by way of bootstrapping, pitching in competitions, and pitching to angel investors
- Bootstrap $20,000 of my own money into growing the WYL user base to over 80k unique visitors by year 2
- Received coverage in over 35 news publications, including: TechCrunch, The Philadelphia Inquirer, The San Francisco Chronicle, BET, etc.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in New York and Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	See Exhibit A to the Stock Investment Agreement
Voting Rights	Common Stock
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pro Rata Dilution
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	87.42%

Type of security	Convertible Promissory Note
Amount outstanding	$13,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pro Rata Dilution
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.37% (if converted)

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	130,719	$200,000	Dev & Ops	February 1, 2016	Rule 506(b)

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are Ofo Ezeugwu (25.78%) and Ofo Ezeugwu, FLP (41.61%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ofo Ezeugwu	25.8%
Ofo Ezeugwu, FLP	41.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Whoseyourlandlord, Inc. (the "Company"), is a corporation organized April 8, 2015 under the laws of Delaware. The Company brings quality to the rental experience through landlord reviews, community insights, neighborhood engagement, and real-time available listings. Whoseyourlandlord, LLC (the "Predecessor Company"), is a limited liability company organized September 6, 2013 under the laws of New York under common ownership and control as the Company. In April 2015, the Predecessor Company merged with the Company in a merger transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange their interests in the Predecessor Company for 1,250,797 shares of the Company's common stock and terminate the Predecessor Company.

The Company has not generated profits, has limited revenues to date, has sustained net losses of $215,815 and $31,815 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $247,630 as of December 31, 2016, current liabilities exceed current assets by $205,735 as of December 31, 2016, and has limited liquidity to satisfy is ongoing operating needs with just $7,426 of cash as of December 31, 2016. The Company has recognized revenue from advertising services from one customer for the years ended December 31, 2016 and 2015 totaling $9,997 and $19,997, respectively, representing a concentration of revenues.

Liquidity and Capital Resources

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company does not currently have additional sources of capital.

Capital Expenditures and Other Obligations

Effective December 16, 2015, the Company extended a previously signed lease agreement for office space dated June 15, 2015. The lease term commenced December 16, 2015 and expired on June 30, 2016, with required monthly lease payments of $600. The Company was on a month-to-month lease agreement for the remainder of 2016. Rent expense for the years ended December 31, 2016 and 2015 totaled $7,400 and $5,000, respectively.

Material Changes and Other Information Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 2,300,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Units of Preferred Stock.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $125,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $325,000 from investors through Regulation Crowdfunding before the deadline of December 8, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $50,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The company is offering the Units of Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing
- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares

Series Seed Preferred Stock
Dividend Rights

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Series Seed Preferred Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series Seed Preferred Stock must be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "Series Seed-1 Original Issue Price" means $0.045012 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock; the "Series Seed-2 Original Issue Price" means $0.052079 per share, subject to appropriate adjustment in the event of any stock dividend, stock split,

combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock; and the "Series Seed-3 Original Issue Price" means $0.188698 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-3 Preferred Stock. The Series Seed-1, Seed-2 and Seed-3 Original Issue Price are referred to collectively as the "Series Seed Original Issue Price."

Voting Rights

All holders of record of shares of Series Seed Preferred Stock must be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. On the Mandatory Conversion Date, all outstanding shares of Series Seed Preferred Stock are deemed to have been converted into shares of Common Stock, which are deemed to be outstanding of record, and all rights with respect to the Series Seed Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, other than the rights of the holders thereof to receive payment of any declared but unpaid dividends thereon. As soon as practicable after the Mandatory Conversion Date, the Company must (a) cause to be issued and delivered to each holder of the Series Seed Preferred Stock a certificate or certificates (unless the shares are uncertificated) reflecting the conversion, (b) pay an amount of cash in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) make payment of all dividends declared, but unpaid, on the Series Seed Preferred Stock.

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock must vote together with the holders of Common Stock, and with the holders of any other series of preferred Stock the terms of which so provide, as a single class.

The holders of Series Seed-3 Preferred Stock, voting as a separate class, are entitled to designate one member of the Board of Directors (the "Series Seed-3 Director") at each meeting, or pursuant to a written consent of the Company's stockholders, for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

As long as any of the shares of Series Seed Preferred Stock remains outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Certificate of Incorporation, and in addition to any other vote required by law or the Certificate of Incorporation, without the written consent or affirmative vote of (a) the holders of a majority of the then outstanding shares of Series Seed-1 Preferred Stock, (b) the holders of a majority of the then outstanding shares of Series Seed-2 Preferred Stock and (c) the holders of a majority of the then outstanding shares of Units of Preferred Stock given in writing or by vote at a meeting, or by consent in lieu of a meeting (as the case may be) in any event voting together as a single class, the Company may not, either directly or by amendment, merger, consolidation or otherwise:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Certificate of incorporation or the Company's Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Company;

(g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 7.5.3.1;

(h) permit the Company or any subsidiary or affiliate of the Company to sell or issue any stock to any party other than the Company except pursuant to an incentive plan approved by the Board of Directors, including the Series Seed-3 Director and the Series Seed-1 and 2 Director.

(i) the establishment of an employee incentive plan;

(j) adoption and implementation of the Company's annual budget and business plan; or

(k) exercising the voting rights on shares held in subsidiaries in respect of the matters set out in this Section

The Board of Directors is obliged to ensure that the board of directors of the Company's subsidiaries do not take any of the above actions without the prior approval as set out herein.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among the stockholders for the purpose of winding up its affairs, whether voluntary or involuntary (each, an "Actual Liquidation Event"), the holders of shares of Units of Preferred Stock then outstanding are entitled to be paid out of the assets available for distribution to the stockholders, before any payment is made to the holders of Series Seed-1 and 2 Preferred Stock, Common Stock or any other class or series of stock ranking on liquidation junior to the Units of Preferred Stock by reason of their ownership thereof, an amount per share equal to the Series Seed-3 Original Issue Price (the "Series Seed-3 Liquidation Preference"). If upon any such liquidation, dissolution or winding up of the Company the remaining assets available for distribution to the stockholders are insufficient to pay the holders of shares of Units of Preferred Stock the Series Seed-3 Liquidation Preference, the holders of shares of Units of Preferred Stock must share ratably in any distribution of the remaining assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

What it means to be a minority holder

As an investor in Units of Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company

Dilution

Even once the Units of Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Units of Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Not Applicable

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS
Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's

initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Camellus Ofornedu Ezeugwu Jr.
_____
(Signature)

Camellus Ofornedu Ezeugwu Jr.
_____
(Name)

CEO and Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nikita Korablin
_____
(Signature)

Nikita Korablin
_____
(Name)

CTO and Co-Founder
_____
(Title)

10/3/17
_____
(Date)

/s/Felix Addison
_____
(Signature)

Felix Addison
_____
(Name)

COO and Co-Founder
_____
(Title)

10/3/17
_____
(Date)

/s/Camellus Ofornedu Ezeugwu Jr.
_____
(Signature)

Camellus Ofornedu Ezeugwu Jr.
_____
(Name)

CEO and Co-Founder
_____
(Title)

10/3/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Whoseyourlandlord, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2016 and 2015

Whoseyourlandlord, Inc.

TABLE OF CONTENTS



To the Stockholders of
Whoseyourlandlord, Inc.
New York, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Whoseyourlandlord, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
October 1, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WHOSEYOURLANDLORD, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and cash equivalents	$	7,426	$	16,989
Deposits		400		-
Total Current Assets		7,826		16,989
Non-Current Assets:				
Property and equipment, net		6,373		1,434
Total Non-Current Assets		6,373		1,434
TOTAL ASSETS	$	14,199	$	18,423
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	13,561	$	9,252
Funds held for future investment		200,000		-
Total Liabilities		213,561		9,252
Stockholders' Equity (Deficit):				
Common Stock, $0.00001 par, 5,000,000 shares authorized, 1,357,429 and 1,357,429 shares issued and outstanding, 1,290,335 and 1,257,728 shares vested as of December 31, 2016 and 2015, respectively.		14		14
Additional paid-in capital		48,254		40,972
Accumulated deficit		(247,630)		(31,815)
Total Stockholders' Equity (Deficit)		(199,362)		9,171
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	14,199	$	18,423

WHOSEYOURLANDLORD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 10,397	$ 20,347
Costs of net revenues	-	-
Gross profit	10,397	20,347
Operating Expenses:		
General & administrative	175,714	35,925
Sales & marketing	48,455	15,474
Total Operating Expenses	224,169	51,399
Loss from operations	(213,772)	(31,052)
Other Income/(Expense):		
Interest expense	(2,043)	(763)
Total Other Income/(Expense)	(2,043)	(763)
Provision for income taxes	-	-
Net Loss	$ (215,815)	$ (31,815)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

-3-

WHOSEYOURLANDLORD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Members' Equity	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at January 1, 2015	$ 2,036	-	$ -	$ -	$ -	$ 2,036
Conversion of LLC interest	(2,036)	1,250,797	13	2,023	-	-
Issuance of common stock	-	106,632	1	24,999	-	25,000
Capital contribution by founder	-	-	-	13,950	-	13,950
Net loss	-	-	-	-	(31,815)	(31,815)
Balance at December 31, 2015	$ -	1,357,429	$ 14	$ 40,972	$ (31,815)	$ 9,171
Capital contribution by founder	-	-	-	7,282		7,282
Net loss	-	-	-	-	(215,815)	(215,815)
Balance at December 31, 2016	$ -	1,357,429	$ 14	$ 48,254	$ (247,630)	$ (199,362)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

WHOSEYOURLANDLORD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

		2016		2015
Cash Flows From Operating Activities				
Net Loss	$	(215,815)	$	(31,815)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation		1,188		358
Changes in operating assets and liabilities:				
(Increase)/Decrease in deposits		(400)		-
Increase/(Decrease) in accounts payable		4,309		9,252
Increase/(Decrease) in funds held for future investment		200,000		-
Net Cash Used In Operating Activities		(10,718)		(22,205)
Cash Flows From Investing Activities				
Purchase of property and equipment		(6,127)		-
Net Cash Used In Investing Activities		(6,127)		-
Cash Flows From Financing Activities				
Issuance of common stock		-		25,000
Capital contribution by founder		7,282		13,950
Net Cash Provided by Financing Activities		7,282		38,950
Net Change In Cash		(9,563)		16,745
Cash at Beginning of Period		16,989		244
Cash at End of Period	$	7,426	$	16,989
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	2,043	$	763
Cash paid for income taxes	$	-	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Whoseyourlandlord, Inc. (the "Company"), is a corporation organized April 8, 2015 under the laws of Delaware. The Company brings quality to the rental experience through landlord reviews, community insights, neighborhood engagement, and real-time available listings.

Whoseyourlandlord, LLC (the "Predecessor Company"), is a limited liability company organized September 6, 2013 under the laws of New York under common ownership and control as the Company. In April 2015, the Predecessor Company merged with the Company in a merger transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange their interests in the Predecessor Company for 1,250,797 shares of the Company's common stock and terminate the Predecessor Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended are accordingly adjusted as though the merger occurred at the beginning of prior periods. Therefore, these consolidated financial statements include all accounts of Whoseyourlandlord, Inc. and the Predecessor Company, Whoseyourlandlord, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Depreciation expense for the years ended December 31, 2016 and 2015 were $1,188 and $358, respectively.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 7,919	$ 1,792
Accumulated depreciation	(1,546)	(358)
Property and equipment, net	$ 6,373	$ 1,434

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recognized revenue from advertising services from one customer for the years ended December 31, 2016 and 2015 totaling $9,997 and $19,997, respectively, representing a concentration of revenues.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Predecessor Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. Substantially all tax-deductible activity occurred in the Company during the years ended December 31, 2016 and 2015.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits, has limited revenues to date, has sustained net losses of $215,815 and $31,815 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $247,630 as of December 31, 2016, current liabilities exceed current assets by $205,735 as of December 31, 2016, and has limited liquidity to satisfy is ongoing operating needs with just $7,426 of cash as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure and Stock Activity

On April 8, 2015, the Company authorized 5,000,000 shares of common stock with $0.00001 par value. As of December 31, 2016 and 2015, 1,357,429 and 1,357,429 shares of Common Stock were issued and outstanding, respectively. In April 2015, the Predecessor Company merged with the Company in an acquisition transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange 100% interest in the Predecessor Company for 1,250,797 shares of the Company's common stock, transferring ownership of the Predecessor Company to the Company as a wholly owned subsidiary. The Predecessor Company was established as a limited liability company, which was 100% owned by the Company's members prior to the acquisition discussed in Notes 1 and 2. All equity activity of the Predecessor Company prior to the formation of the Company on April 8, 2015 are presented in additional paid-in capital in the statement of changes in stockholders' equity (deficit).

In April 2015, the Company issued 15,233 shares of common stock at $0.00001 per share. The stock issuance was conducted under terms of restricted stock purchase agreements and one restricted stock purchase agreement is subject to vesting terms over four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2016 and 2015, 1,290,335 and 1,257,728 shares had vested.

In May of 2015, the Company issued 91,399 shares of common stock at $0.27 per share resulting in total proceeds of $25,000.

During 2016 and 2015, the founder made additional capital contributions totaling $7,282 and $13,950, respectively.

Funds Held for Future Investment

During 2016, the Company received $200,000 of funds that are to be held for future investment, the funds are to be used to acquire 91,324 of Series Seed Preferred Stock of the Company at price of $2.19 per share, however, this agreement was not yet executed as of December 31, 2016.

NOTE 5: INCOME TAXES

From its September 6, 2013 inception until April 8, 2015 at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or

state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the April 8, 2015 conversion to a corporation, the Company was taxed as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $224,673 and $20,331 as of December 31, 2016 and 2015, respectively. The Company pays Federal and New York income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $94,501 and $8,096 as of December 31, 2016 and 2015, respectively. Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

NOTE 6: LEASE OBLIGATIONS

Effective December 16, 2015, the Company extended a previously signed lease agreement for office space dated June 15, 2015. The lease term commenced December 16, 2015 and expired on June 30, 2016, with required monthly lease payments of $600. The Company was on a month-to-month lease agreement for the remainder of 2016. Rent expense for the years ended December 31, 2016 and 2015 totaled $7,400 and $5,000, respectively.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Amended Articles of Incorporation

During 2017, the Company amended its Articles of Incorporation, authorizing 5,000,000 shares of capital stock, of which 2,500,000 shares were designated as Common Stock at $0.00001 par value and 2,500,000 shares were designated as Preferred Stock at $0.00001 par value. Of the Preferred Stock, 1,500,000 shares are designated as Series Seed Preferred Stock. The Preferred Stock are convertible at a 1:1 rate to common stock with certain dilution protections, have certain dividend rights as established in the articles of incorporation, and Series Seed Preferred Stock have a liquidation preference of $2.19 per share. The Preferred stock have voting rights on an as-converted basis with common stock.

Stock Option Plan

During 2017, the Company created the 2017 Stock Option and Grant Plan (the "Plan"), to grant incentive stock options, nonqualified stock options and/or grants of restricted stock. The authorized number of shares under this plan was 191,482 shares of common stock.

The Company authorized the issuance of 698,870 stock options under the Plan with exercise prices of $0.00001 per share.

Line of Credit

During 2017 through issuance of these consolidated financial statements, Ben Franklin Technology Partner of Southeastern Pennsylvania, a Pennsylvania nonprofit corporation has approved the Company to borrower up to $50,000 (the "funds amount"). Interest shall accrue at a fixed, non-compounding rate of 8% per annum. Eight equal payments of principal and interest are due and payable quarterly on the 30th day following each calendar quarter.

Management's Evaluation

Management has evaluated subsequent events through October 1, 2017, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C
PDF of SI Website


BUSHWICK
IS
DOAD
PRAY

WYL

WhoseYourLandlord is empowering and informing the millennial renter through neighborhood insights, landlord reviews, community driven content, and listings. Edit Profile

$500	$2,300,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

WYL is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by WYL without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Landlord Reviews
8,300+

Percent U.S. Households That Rent (Under Age 35)
65%

- Paid Partnerships with Allstate Insurance
- Featured on NBC, MSNBC, Huffington Post, and Newsweek, among others
- Created two viral videos about housing (400k+ views combined)
- Investors include Ben Franklin Tech Partners and CorLyst Group
- 190,000+ users registered on WYL platform, and 115,000+ blog visits

- Round Size: US $250,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity

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- Pre-Money Valuation: US $2,300,000
- Target Minimum Raise Amount: US $125,000
- Offering Type: Side by Side Offering

Empowering & Informing The Millennial Renter.

We believe renters have become bad consumers and lack the means and tools necessary to ensure a fair and quality living experience. Our mission is to empower and inform the growing rental community. A third of millennials still live at home with their parents and the homeownership rate amongst those under 35 has dropped 7% over the last decade. As a matter of fact, more than 36% of the U.S. currently rents their home or apartment (and 65% of those who are 35 and younger). If renting into perpetuity is the new standard, we need to prepare ourselves going forward. If we're required to give up our credit reports, background checks, living history, and bank information, perhaps it's time we do better due diligence on the people we're renting from and pool together our communication and organized efforts with other renters on a platform built for us.

Pitch Deck


COPYRIGHT ©WHOSEYOURLANDLORD, INC, ALL RIGHTS RESERVED
wyl
Empowering & Informing The Rental Community

Highlights
Pitch Deck
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room
Seedinvest
Overview
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion
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Product & Service

Problem

Over the last decade, the homeownership rate is down 7% amongst folks aged 18 - 34 and it's down another 9% amongst folks aged 35 - 44. The idea of buying a home and moving to the suburbs is not the world we live in today. In some markets, high rents and weak millennial incomes make it increasingly difficult to raise a down payment. If this is the new way of living, we've got to be prepared for it. We spend tons of our time looking at movie reviews before we click on a Netflix film to watch. We spend tons of our time scouring reviews to determine the best restaurants in the neighborhood. Then: why don't we look at the reviews of our home providers – landlords, property managers, and apartment buildings – before we decide where we're going to call home?

Solution

Through the power of transparency and access to information, we're going to organize a strong community of renters by providing landlord reviews, neighborhood engagement, community insights, and helpful resources. By organizing and empowering renters, we are bringing quality and humanity to the residential space.

Revenue Streams:

- **Paid Partnerships**: Companies like Allstate (renters' insurance), Roadway Moving, DOZE Beds, etc. want to get in front of our user base through our content videos, blog posts, newsletter, and on site banner inclusions.
- **Landlords Posting Listings**: As WYL expands, we plan to charge market rate subscription pricing for home providers to post their available listings on the platform.
- **Credit Reporting**: Through our partnership with TransUnion, renters can request their credit report, background check, and eviction history. We split revenue with TransUnion.
- **Merchandise**: People can snag our backpacks, T-shirts, and Tanks online. Our brand ambassadors/influencers have helped make this a real thing.

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Team Story

In 2013, our CEO Ofo Ezeugwu was the VP of the student body at Temple University. He was already an active entrepreneur and had co-founded a brand development firm with his best friend of 17 years, Felix Addison. While serving as VP, Ofo listened to many students who were stressing about how lousy their rental experiences were, due to the abundance of "shady" landlords in the North Philly area. In an effort to solve their issues, Ofo thought: "what if renters could review their landlords? That way, they'd know what to expect before signing the lease." The idea was one that resonated with students and so Ofo reached out to Felix Addison, COO, and Nik Korablin, CTO, to begin building a beta version which would transform and grow to become WYL.

The WYL co-founders are a relentless group. Their first-generation immigrant backgrounds assist in making them this way. They live amongst the communities they're working to serve, and their youth and willingness to learn allows them to be the ideal messengers for WYL's message.

Founders and Officers



Ofo Ezeugwu
CEO

Ofo Ezeugwu is a serial entrepreneur who's been invited to speak at the White House, Columbia, Harvard, Princeton, Wharton, and more. He's been featured on the Today Show seven times and his work's been featured in TechCrunch, Newsweek, The Philadelphia Inquirer, MSNBC, among other publications. During Ofo's senior year at Temple University he was the VP of the student body and was confronted by the issues students were having in a rapidly gentrifying area (with little knowledge of how to navigate the rental process). He told them he'd solve the problem and spearheaded the creation of a beta version of a rating platform for landlords which evolved to later become WYL.



Nik Korablin
CTO

Nik is the CTO of WhoseYourLandlord.com. He is interested in front-end technology, specifically JS frameworks. He has worked for small firms in web development as well as a full stack Java developer at Vanguard.



Felix Addison
COO

Felix Addison is a serial entrepreneur, problem solver, creator, and proud member of the DreamWakers Advisory council.

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Notable Advisors & Investors



Lee Shlamowitz
Advisor, Attorney, LMS Legal



Eric Shashoua
Advisor, Co-Founder, Zive



Nick Bayer
Advisor, CEO and Founder, Saxbys

Q&A with the Founder

Q: Could you tell us more about your user metrics?

WYL: Sure, we have over 250,000 users who visit our website and blog looking for reviews, listings, and engagement. About 75,000 of those are on the blog, and engage with its video content. We have had over 60,000 searches in the last 4 months. We have about 8,000 apartment reviews mostly in Philadelphia, Brooklyn, and Washington DC. Seventy-five percent of all our users are millennials who are 25-year-old on average, and we have seen a growth of about 25% MoM growth in the user base historically. The largest number of our users reside in our pilot cities Philadelphia (80,000) and Brooklyn, NY (50,000), and we have users from over 180 cities.

Q: What is your plan for revenue generation in the future?

WYL: We hope to generate revenue via the following three avenues: Partnerships – We currently generate revenue through paid sponsorships with companies like Allstate, Roadway Moving, and Dominion Enterprises, and will continue to add partners looking to reach out to partners in the future. Credit Checks – Additionally, we are integrating a partnership with TransUnion which will charge renters a fee of $30 for their credit report, background check, and eviction history – we will split the revenue with TransUnion. It has been contracted and integrated now; will be launching this Fall as an ancillary service. Every booking using credit information will result in revenue share for both parties. Community Fee – WYL will charge a nominal community member fee to renters to have full access to all community insight and landlord reviews provided. The small fee of $10/month will not be for searches (which are free), but for more insights and legal questions on neighborhoods and to hear back from our forum and/or actual residents. We will begin testing in Philadelphia and target a launch Q2 2018.

Q: Could you give us a break out of your revenues (~$34,000) to date?

WYL: All of our revenue till date has come from Partnerships. In 2017, we received ~$24,000 from Allstate for blogs and content to reach out to our millennial customer base for them. Similarly, in 2016, we received ~$10,000 from Dominion Rental, Moving Co., and Allstate for content creation.

Q: Why are revenues so staggered on "Services"?

WYL: Currently, the partnerships have been on a one-off basis but Allstate has expanded the relationship a few times and found WYL on their own. In the future, we would like to expand to annual contracts and expect that as long as our user base and data base grows, we would be able to have continual partnerships.

Q: What do you see as possible exit opportunities?

WYL: We believe the ideal exit opportunity would come in about two years, and we might be acquired by an apartment or home market search listing company.

Q: Do you have any other additional commentary or notes that you wish to share with potential investors?

WYL: Although we didn't have a huge friends and family round to lean on, we've still fought tooth and nail to build a company that makes money and actually helps people by mobilizing and uniting communities predicated on information. We've endured tough times as a business – not from missteps – but from not being given an opportunity to raise capital and really put it to work. The phrase 'it takes money to make money' is true. SeedInvest represents an opportunity for folks to look past our unconventional team composition (minority founders with solely the connections we've been able to foster and create ourselves) and to look at our product and business for what it is and what it will do. To provide frame of reference, we invested about $12,000 into our growth strategy in Philadelphia and, over the course of one year, turned that into 4,000 new landlord reviews in that area, 80,000 users, and $50,000 in partnership revenue. We know how to turn a little into a lot. By working with us to garner investment, we will move WYL to the next level and make this the preeminent way to navigate the residential real estate space.

you raise less, what is the minimum raise amount needed in this round and why? How many months of runway will that cover?

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WYL: With $125,000, that covers about 6 months of runway which aligns itself with the time we believe it will take to hit our next series of inflection points and raise a $2M round on a convertible note. The $125,000 enables us to hire the contracted workers we need and enables us to market and produce the content necessary to drive our user base, review numbers, and revenues up.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $250,000	US $250,000
Minimum investment	$20,000	US $500
Target minimum	US $125,000	US $125,000
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



If Maximum Amount Is Raised



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Investor Perks

$500: Much Appreciated

Receive a WYL T-shirt.

$1,000: All Love

Receive a WYL swag bag (bookbag) with crewneck, t-shirt, and pins.

$2,500: Light Work

Receive a photoshoot with WYL and get your set of photos displayed on the homepage for 1 month. Photos may be used throughout the WYL blog, too. Receive the aforementioned perks, as well.

$10,000: You're a G

Mixing in some accent pieces with your current furniture, WYL will reimagine and redesign your apartment giving it a cool, chic, warm feel. Get your newly swagged out spot featured in WYL's online web content series.

$50,000: Boss

The WYL Team will spend a full day working with your charity of choice. WYL will also feature a donate button on the homepage for a month, encouraging our community to interact with and learn more about your charitable organization.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of WYL's prior rounds by year.

$2300000   ●

DreamIt Ventures Accelerator (Preferred)   Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

DreamIt Ventures Accelerator

Round Size	US $25,000
Close Date	Jun 8, 2015
Security Type	Preferred Equity
Pre-money Valuation	US $0

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B, and provided in the data room below.

Operations

Whoseyourlandlord, Inc. (the "Company"), is a corporation organized April 8, 2015 under the laws of Delaware. The Company brings quality to the rental experience through landlord reviews, community insights, neighborhood engagement, and real-time available listings. Whoseyourlandlord, LLC (the "Predecessor Company"), is a limited liability company organized September 6, 2013 under the laws of New York under common ownership and control as the Company. In April 2015, the Predecessor Company merged with the Company in a merger transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange their interests in the Predecessor Company for 1,250,797 shares of the Company's common stock and terminate the Predecessor Company.

The Company has not generated profits, has limited revenues to date, has sustained net losses of $215,815 and $31,815 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $247,630 as of December 31, 2016, current liabilities exceed current assets by $205,735 as of December 31, 2016, and has limited liquidity to satisfy is ongoing operating needs with just $7,426 of cash as of December 31, 2016. The Company has recognized revenue from advertising services from one customer for the years ended December 31, 2016 and 2015 totaling $9,997 and $19,997, respectively, representing a concentration of revenues.

Liquidity and Capital Resources



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The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company does not currently have additional sources of capital.

Capital Expenditures and Other Obligations

Effective December 16, 2015, the Company extended a previously signed lease agreement for office space dated June 15, 2015. The lease term commenced December 16, 2015 and expired on June 30, 2016, with required monthly lease payments of $600. The Company was on a month-to-month lease agreement for the remainder of 2016. Rent expense for the years ended December 31, 2016 and 2015 totaled $7,400 and $5,000, respectively.

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 2,300,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



According to Zillow research, the amount Americans have spent on rent each of the last few years has increased substantially (note the graph). From 2013 to today, the percent of the U.S. population that rents has increased from 35% to 42%.

Risks and Disclosures

The development and commercialization of our service is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have access to superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize those services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Camellus Ofornedu Ezeugwu Jr., Nikita Korablin, and Felix Addison, who are WhoseYourLandlord, Inc.'s CEO/Co-Founder, CTO/Co-Founder, and COO/Co-Founder, respectively. The Company has or intends to enter into employment agreements with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Camellus Ofornedu Ezeugwu Jr., Nikita Korablin, and Felix Addison, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

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Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights, and it may be unable to protect its intellectual property rights adequately.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

The company currently has no patents on its product. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Apartment listing products are commoditized and offer low differentiation to market players.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive listing space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, the Company may be forced to compete on a pricing basis, which could negatively affect its revenue.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> ☐ Pitch Deck and Overview (2 files)
> ☐ Product or Service (4 files)
> ☐ Financials (2 files)
> ☐ Fundraising Round (1 file)
> ☐ Investor Agreements (1 file)
> ☐ Miscellaneous (1 file)

Browse Investments

COMPANY

About Us

Meet The Team

Press & Media Kit

FAQs

HOW IT WORKS

Invest

Raise

Regulation A

LEARN

Equity Crowdfunding

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EXHIBIT D
Investor Deck



Empowering & Informing The Rental Community



This presentation contains offering materials prepared solely by WhoseYourLandlord, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Think About It

42M
of u.s. households rent

1/3
Of 18 to 34 year olds still live at home with their parents.

52%
of renters are under 30 yrs old

1.) Charlotte, NC

2.) Houston, TX

3.) Austin, TX

4.) Seattle, WA

5.) Virginia Beach, VA

Five of the fastest growing cities amongst millennials

-7%
Rate at which homeownership fell amongst those under 35 in the last decade



Problem

The rental industry has been an asymmetrical one for as long as many of us know. Many folks are unware of their rental rights, knowledge of how to navigate the rental process, or even of who their landlord is. For the most part, the wealthy have held the voice and the power - everyone else has had to settle for what's in front of them. Many of us won't give a poorly reviewed café $5 bucks, yet, we're willing to plop down first and last months' rent, a security deposit, and a brokers fee without ever checking out more information on the home provider we'll be connected to for the next 6 months to a year or more.

We believe renters have become bad consumers and lack the means and tools necessary to ensure a fair and quality living experience.

Solution

Through the power of transparency and access to information, we're going to organize renters by providing landlord reviews, neighborhood engagement, community insights, and helpful resources.

By organizing and empowering renters, we are bringing quality and humanity to the residential space.


wyl
Renters
Landlord
Login
Sign Up
Read Landlord Reviews
Find Your Next Home
Review Your Landlord
Renter Snapshot
owering & Informing The Rental Community
Neighborhood Insights - Landlord Reviews - Quality Listings
find apartments & landlords by location or name...
THE COMM
TOP STORIES

What We're Doing

1.) Creating a resource center for renters in some of the fastest growing cities all across the U.S.

2.) Using the WYL platform to be the mouthpiece for renters

3.) Influencing a more balanced transaction between renters and home providers

4.) Providing peer generated insight for prospective renters

5.) Making the process of finding your next home seamless

6.) Organizing renters by giving them access to other folks in their neighborhood, providing insight into laws, processes, and tools at their disposal



wyl

Peer Generated Landlord Reviews*

- **Landlords**
- Property Managers
- Apartment Buildings
- Condominiums

**Home Provider may respond to reviews*



https://www.whoseyourlandlord.com/landlords/philadelphia/284
review your landlord
list apartment
login
sign up
Mk Management Group
Philadelphia, PA
215-765-1429
3.8
avg score
1.4
years avg stay
$611
avg rent
68%
recommend
Responsiveness
Respect
Information
Condition
Pests
Safety
Social
Reviews
Apartments
Review Mk Management Group
4.4
Condition: 5.0
Information: 4.0
Respect: 5.0
Responsiveness: 4.0
Safety: 4.0
Pests: 4.0
Social: 5.0
1916 North 18th St
1916 North 18th St
1408 Willington St
wyl

Available Inventory – Example of Listings


University City Housing
Philadelphia, PA
2153202000
3.5
avg score
3.8
years avg stay
$782
avg rent
50%
recommend
Responsiveness
2.8
Respect
3.3
Information
3.3
Condition
3.7
Pests
3.5
Safety
3.4
Social
4.2
Reviews
Apartments
Review University City Housing
$2050
32 Conshohocken State Rd
2 2
$1370
8201 Henry Ave
2 1
$1399
271 South 15th St
1 1

Creating Edutaining Content


social
witty
engaging
relevant
"monday's are the most underrated beach day - or so I've been told."
"Gotta get that tan in early fam."
video content
shareable
impactful
insightful
HOW I GOT DUPED BY
A FAKE LANDLORD IN BROOKLYN
AUGUST
Drawing Fashion Inspiration From Your Home
AND WHY YOUR FURNITURE IS YOUR BEST STYLIST
THE HISTORY OF 113 HALSEY ST.
ONE OF BROOKLYNS MOST VALUABLE SECRET GEMS.
FULL STORY
TOP TEN THINGS EVERY PHILLY RENTER MUST KNOW
FROM THE BEST DINING TO KEYS TO APPEARING COOLER THAN YOUR ACTUALLY ARE.
LEARN MORE
newsletter
useful
compelling
informative

660k+ video views
115k+ WYL blog users

Helping Landlords Improve

- **Quarterly statistical breakdowns**

- Receive renter snapshots in advance (profile, credit reports, background info, etc.)

- Landlord rankings

- **Responding to reviews**

- Learn exactly how to improve services

- Understand behavioral and moving trends

The figures to the right represent a sample, rather than an actual analysis, and is meant for illustrative purposes only. It does not represent guarantees of a future product or performance.







We Are The Special Sauce

- **Creating peace of mind** – Find a good living situation with a good landlord
- **Establishing a connected neighborhood** – We're creating an online space for neighborhoods to share info and truly connect
- **Safe, secure, quality rental experience** – Use city insights and your peers' experiences to make a decision
- **Stay informed** – Consistent content and references to continually assist renters throughout stay
- **Instilling trust – Our founders live in Bedstuy, Bklyn & are a part of the community. Everyone can rally behind them to win together**

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



Business Model Strategy

40% PAID PARTNERSHIPS   **15%** VERIFIED TENANT INFO   **45%** PAID LISTINGS / RENTER SUBSCRIPTION TIER

	2017	2018	2019	2020	2021
Total Revenue*	$125k	$772k	$5.28M	$15.85M	**$47.56M**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. The percent allocation for each revenue source is hypothetical, and does not represent the current allocation of revenue from the Company.



Press


Newsweek

TECH & SCIENCE

THE 23-YEAR-OLD CEO TRYING TO DISRUPT THE SLUMLORD RACKET

BY ARIC SUBER-JENKINS ON 1/31/16 AT 9:34 AM

Ofo Ezeugwu.

OFO EZEUGWU

"The immigrant mentality is very entrepreneurial in itself," says Ezeugwu


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Whose Your Landlord Checks Out Your Place For You Before You Rent It

Posted 50 minutes ago by John Biggs (@johnbiggs)

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"I was running for the VP of Temple's student body during my junior year (2012). At one of our late night meetings, we were discussing ways to help students with off-campus living. I thought aloud, 'what if students could rate their landlords, that way those coming in behind them would know what to expect before ever signing a lease?' The students loved the idea and our team eventually won the campaign with, at the time, "Rate Your Landlord" on our platform," he said.

The service rates landlords based on tenant opinions. Bad landlords get dinged while good or mediocre ones are noted. Ezeugwu won our TC Radio pitch-off last night on Sirius XM 102 Indie.

The company raised $25,000 from friends and family and an additional $20,500 from pitch competitions. The site is live and has 40,000 users.

"We use the possessive form of the word "who" because we're giving renters ownership of their situation by putting housing in their hands. Here at WYL, we truly


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Funding Ask

Raising Angel Round

- Priced round
- 12 month runway

Game Plan w/ Capital Raise

- 40% - Product, UI/UX improvements, SEO
- 40% - Content, Marketing, Expansion
- 20% - Internal Ops

Prior Capital Raised

- $200k – CorLyst Group
- $50k – Ben Franklin Tech Partners

Bootstrapped

- Bootstrapped $80k
- Personal, friends, family, competition grants



Our Mandate: We Must Make Housing Fair

Seeing as how we've been introduced to this new American Dream, it's our responsibility to make sure it doesn't end up becoming a nightmare. Join WYL and, <u>together</u>, we'll fix this issue.



EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

Review your landlord and Find your next home
https://www.youtube.com/watch?time_continue=6&v=svXDicedET4

What would you do, if you lived in an apartment for seven months, came home, and all your stuff was missing? What would you do, if you told your landlord for months that he needed to address a plumbing issue. One day, after two weeks straight of pouring rain, you come home from being a full-time student, to find sewage in your sink? These are the kind of crazy stories that live on our platform.

Whose your landlord. We're a new platform, meaning we need to grow. How do we do that? By adding reviews to the already thousands we have on our platform, and by you searching for your next home. We have over half a million real-time available listings and we have reviews in 175 cities nationwide.

Check it out. Share your experiences. Whose your landlord: a safe, secure, and quality way to find your next home.

The American Dream is Dead
https://www.youtube.com/watch?v=V9QkojskNMs

The American Dream is dead.

Over the last decade, the homeownership rate is down 7% amongst millennials, and down another 9% amongst folks aged 35 – 44. 1/3 of my generation still lives at home with their parents. And today, nearly half the nation rents.

So, if renting is becoming our new reality, we must take ownership of it.

Although renting is the new reality, it doesn't mean we have to throw our money at landlord, settle for stolen security deposits, or stand for subpar living conditions. We have power, we have a collective voice, we have a community. It's time we take our seat at the table.

Here's three reasons you should invest in WhoseYourLandlord:

We're creating transparency and providing access to information through landlord reviews, true neighborhood engagement, community insights, and through resources and tools constructed to help new renters and to inform landlords on how to improve.

We're making sure renters know: their story is their evidence. On WYL, they can keep a running log of their experiences, message their fellow neighbors, and future landlords, and use their rental snapshot to put their best foot forward when reaching out to a home provider.

We enable renters to find quality housing on our platform and to read engaging content that pertains to them, their issues, and their neighborhoods.

To date, we have 265K renters and 10K+ landlord reviews on WYL. Our reviews go deeper than the surface and cover important things like responsiveness, condition of property and safety.

Additionally, we have a 70% millennial audience and have partnered with companies like Allstate and Roadway moving.

Everyone has a stake in our cause and everyone can rally behind us. So, here's your opportunity. I challenge you to champion something that connects, emboldens, and informs your community. I challenge you to invest in WhoseYourLandlord.